UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

click here for printer-friendly PDF version

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

  “Timothy O. Searcy”

Date:  January 31, 2007

Timothy O. Searcy, President, Chief

Executive Officer and a member of

the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1

News Release, Vancouver, January 31, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) (“Luna” or the “Company”) is pleased to announce the closing of the purchase of 99.99% of the issued and outstanding shares of Aurizona Goldfields Corporation (“Aurizona”) pursuant to a Share Purchase Agreement entered into with Eldorado Gold Corporation and Brascan Recursos Naturais SA (a wholly owned subsidiary of Brascan Brasil) as announced on December 21, 2006.

Suite 1050, 625 Howe Street

VANCOUVER, BC V6C 2T6

TELEPHONE: 604.689-7317 FACSIMILE: 604.688.0094

FOR IMMEDIATE RELEASE

LUNA ANNOUNCES ACQUISITION OF AURIZONA GOLDFIELDS
AND CLOSING OF $3.8 MILLION PRIVATE PLACEMENT

Vancouver, January 31, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) (“Luna” or the “Company”) is pleased to announce the closing of the purchase of 99.99% of the issued and outstanding shares of Aurizona Goldfields Corporation (“Aurizona”) pursuant to a Share Purchase Agreement entered into with Eldorado Gold Corporation and Brascan Recursos Naturais SA (a wholly owned subsidiary of Brascan Brasil) as announced on December 21, 2006.

Aurizona owns Mineracao Aurizona S.A (“MASA”), a company incorporated in Brazil. MASA’s main asset is the 100% ownership of the Piaba gold project (the “Project”) in Maranhao State, Brazil.  There is a historical resource estimate on the Project.  From an internal report prepared for MASA in January of 2000, at a 0.3 g/t Au cut-off grade and a price of US$350/oz Au, the Project has an indicated resource of 12.5 million tonnes at 1.27 g/t Au for 500,000 oz, and an inferred resource of 8.6 million tonnes at 1.27 g/t Au for 350,000 oz.  The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon.  The Company’s qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101.  However, the Company’s QP believes the historic estimate is relevant and offers a fair description of the Project’s known mineralization.

Luna is also pleased to announce the closing of a non-brokered private placement of 8,473,164 Units as announced on January 16, 2007, for gross proceeds of $3,812,923.  Each Unit consist of one common share and one-half of one share purchase warrant and each whole warrant entitles the holder to purchase one common share at a price of $0.70 for a period of eighteen months.

The common shares issued pursuant to the Private Placement are subject to a four month hold period expiring on June 1, 2007.

A cash finder’s fee in the aggregate of $109,494 was paid and an aggregate of 275,080 Agent’s Warrants was issued to various parties for introducing investors to the Company.  Each Agent’s Warrant entitles the holder to purchase one common share at a price of $0.45 for a period of eighteen months.

About Luna Gold Corp

Luna is a mining exploration company with a focus on gold development in Brazil and gold exploration in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.

“Tim Searcy”

Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com

For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Regulatory Footnotes

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the United States Securities Act of 1933 and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.’s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.